Exhibit 21.1
SUBSIDIARIES OF LOUD TECHNOLOGIES INC.
As of December 31, 2007

State of Incorporation or
Subsidiary	Country in which Organized

LOUD Technologies Canada Inc.	Canada
LOUD Technologies (Europe) Plc.	UK
Mackie Designs Inc.	Washington, U.S.A
SIA Software Company, Inc.	New York, U.S.A.
St. Louis Music, Inc.	Missouri, U.S.A.
Martin Audio, Ltd.	UK